

16012548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2016
Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-09312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phillips Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1610 Wynkoop Street Ste 500
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher L Phillips 303-629-1616
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauerle and Company, P.C.
(Name – if individual, state last, first, middle name)

7887 E Belleview Ave Suite 200 (Address) Denver (City) Colorado (State) 80111 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PHILLIPS CAPITAL, INC.

FINANCIAL STATEMENTS
AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

OATH OR AFFIRMATION

I, Christopher L Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phillips Capital, Inc, as of February 17, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Verified by PDFfiller

Christopher L Phillips
Signature

President
Title


PAMELA A PAGLIAI
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19874011047
MY COMMISSION EXPIRES DECEMBER 24, 2017

Pamela A Pagliai
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS


Bauerle
AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Phillips Capital, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Phillips Capital, Inc. (a Nevada corporation) as of December 31, 2015 and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Phillips Capital, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phillips Capital, Inc., as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Phillips Capital, Inc.'s financial statements. The supplemental information is the responsibility of Phillips Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bauerle & Company P.C.

Bauerle and Company, P.C.
Denver, Colorado

February 22, 2016

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111

MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

PHILLIPS CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

ASSETS		
Cash and cash equivalents	$	226,578
Accounts receivable		34,862
Total Current Assets		261,440
PROPERTY AND EQUIPMENT - AT COST		
Net of $180,736 Accumulated Depreciation		-
OTHER ASSETS		
Stock investment		1,408
TOTAL ASSETS	$	262,848

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	7,579
Other		5,000
Total Current Liabilities		12,579
SHAREHOLDER'S EQUITY		
Common Stock, $0.10 Par Value; 250,000 Shares Authorized; 33,000 Shares Issued and Outstanding		3,300
Additional Paid-In Capital		160,601
Treasury Stock, at Cost 27,815 Common Shares		(278,487)
Retained Earnings		364,855
TOTAL SHAREHOLDER'S EQUITY		250,269
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	262,848

The accompanying notes are an integral part of the Financial Statements.

PHILLIPS CAPITAL, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Commissions	$ 218,902
Other	989
Total Revenues	219,891
EXPENSES	
Compensation and employee benefits	74,369
Rent	61,738
Other general and administrative	55,051
Total Expenses	191,158
NET INCOME	$ 28,733

The accompanying notes are an integral part of the Financial Statements.

PHILLIPS CAPITAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total Sharholder's Equity
Balance, January 1, 2015	$ 3,300	$ 160,601	$ (278,487)	$ 510,622	$ 396,036
Distribution to Shareholder	-	-	-	(174,500)	(174,500)
Net Income	-	-	-	28,733	28,733
Balance, December 31, 2015	$ 3,300	$ 160,601	$ (278,487)	$ 364,855	$ 250,269

The accompanying notes are an integral part of the Financial Statements.

PHILLIPS CAPITAL, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 28,733
Changes in Operating Assets and Liabilities:	
Accounts receivable	140,008
Accounts payable and Accrued expenses	7,709
Net Cash Provided By Operating Activities	176,450
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Office Furniture and Equipment	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to Shareholder	(174,500)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,950
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	224,628
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 226,578
SUPPLEMENTAL DISCLOSURE:	
Interest Paid	$ -

The accompanying notes are an integral part of the Financial Statements.

1 Nature of Operations and Significant Accounting Policies.

Nature of Operations. Phillips Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily earns revenues from private placement offerings and commissions on mutual fund transactions.

The Company operates under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. Underwriting income is recorded at the time the private offering is complete. Income from commissions on mutual fund transactions is recorded on a trade-date basis, which is the date that the transaction is executed. Transaction advisory fees and service revenues are recognized as earned, based upon the terms of the specific contracts with the customers.

Cash and Cash Equivalents. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2015, cash equivalents consisted of a money market account held with a bank.

Accounts Receivable. Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2015, no accounts were deemed doubtful and thus no allowance is provided. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts that are unpaid after the due date do not bear any interest. Delinquent receivables are written-off based on specific circumstances of the customer.

1 Nature of Operations and Significant Accounting Policies. (Continued)

Financial Instruments and Concentrations of Credit Risk. The book values of the Company's cash and cash equivalents, accounts receivable, and accrued liabilities approximate their fair values given their short term nature. Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2015, the Company's cash accounts did not exceed Federally insured limits, however, periodically during the reporting period, balances in various operating accounts may have exceeded Federally insured limits. We have not experienced any losses in such accounts.

At December 31, 2015, substantially all of the balance of Accounts Receivable is due from one customer, and was collected in January 2016. During the year ended December 31, 2015, one customer accounted for approximately 65% of the Company's revenue. The Company performs ongoing credit evaluations of is customers and generally does not require collateral as the Company believes it has collection measures in place to limit the potential for significant losses.

Income Taxes. The Company, with the consent of its sole shareholder, has elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code, and therefore, is not directly subject to income taxes. Therefore, taxable income or loss is reported to the individual shareholder for inclusion in the shareholder's tax return. As such, no provision for federal or state income taxes has been included in the accompanying financial statements.

Generally Accepted Accounting Principles require the Company to disclose any material uncertain tax positions that management believes does not meet a "more-likely-than-not" standard of being sustained under an income tax audit, and to record a liability for any such taxes including penalties and interest. As of December 31, 2015, management has not identified any uncertain tax positions. The Company evaluates the validity of its conclusions regarding uncertain income tax positions on an annual basis, including its status as a pass-through entity, to determine if facts or circumstances have arisen that might cause management to change its judgment regarding the likelihood of a tax position's sustainability under examination. The Company files income tax returns in the U.S. Federal jurisdiction and in various state jurisdictions. These returns are currently open for income tax examinations under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2012 and after, and by various state taxing agencies for years ended December 31, 2011 and after.

1 Nature of Operations and Significant Accounting Policies. (Continued)

Property and Equipment. Property and equipment consists of furniture and fixtures, and leasehold improvements having a cost of $103,470 and $77,266, respectively, which was fully depreciated under straight-line methods over the useful lives of the respective assets prior to the year ended December 31, 2015. At December 31, 2015, the net book value of property and equipment was $-0- and depreciation expense was $-0-, for the year ended December 31, 2015.

Treasury Stock. Common stock shares repurchased are recorded at cost. Cost of shares retired or reissued is determined using the first-in, first-out method.

Subsequent Events. Subsequent events have been evaluated through February 24, 2016, which is the date the financial statements were available to be issued.

2 Lease Commitments.

The Company leases its corporate office under an operating lease agreement with monthly rental payments of approximately $6,700 and expiring in July 2018. Future minimum lease payments are approximately $82,000, $85,000, and $51,000 in 2016, 2017 and 2018, respectively. The Company subleases a portion of its office on a monthly basis. Rent expense for the year ended December 31, 2015 was $61,738, which is net of sublease income of $27,443..

3 Net Capital Requirement.

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $213,999, which was $208,999 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.06 to 1 at December 31, 2015.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

PHILLIPS CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2015

Net Capital		
Total Shareholder's Equity	$	250,269
Non-Allowable Assets:		
Accounts receivable		34,862
Stock investment		1,408
Total Non-Allowable Assets		36,270
Haircut on Money Market Account		-
Net Capital	$	213,999
Aggregate Indebtedness	$	12,579
Minimum Net Capital Required	$	5,000
Capital in Excess of Minimum Requirement	$	208,999
Ratio of Aggregate Indebtedness to Net Capital		0.06 to 1

There were no material differences between the amounts presented above and the amounts presented in the Company's computation file with Part II, Form X-17A-5 for December 31, 2015. Accordingly, no reconciliation is necessary.



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Phillips Capital, Inc.
Denver, Colorado

We have reviewed management's statements, including in the accompanying Exemption Report, in which (1) Phillips Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k), under which Phillips Capital, Inc. claimed an exemption from 17 C.F.R §240.15c3-3 under the exemptive provision of 17 CFR §240.15c3-3(k) (1) Limited Business, and (2) Phillips Capital, Inc. stated that Phillips Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Phillips Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Phillips Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (1) – Limited Business Exemptive Provision of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bauerle & Company P.C.
Bauerle and Company, P.C.
Denver, Colorado

February 22, 2016

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111
MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

Phillips Capital, Inc.

February 9, 2016

RE; Exemption Report

Phillips Capital, Inc. (the Company) is a registered broker dealer subject to Rule 17a 5 promulgated by the Securities Exchange Commission (17 CFR 240 17 a 5) this Exemption Report was prepared as required by 17 CFR 240 17 a 5 (d) (1) and (4) . To the best of its knowledge and belief, the Company states the following:

1) The Company claimed the exemption from 17 CFR 15c3-3 under the provision 17 CFR 240 15c3 3 (k) (1) Limited Business exemption.
2) The Company met the identified exemption provisions in 17CFR 240 15c3-3(k) throughout the most recent fiscal year without exception.

I, Christopher L Phillips affirm to the best of my knowledge and belief this Exemption Report is true and accurate.

Signed: 

Christopher L Phillips
President

Date: 2/9/16

1610 Wynkoop Street, Suite 500 Denver, Colorado 80202 303-629-1616 Fax 303-595-0446

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

009310 Finra Dec
Phillips Capital
1610 Wynkoop # 500
Denver, CO 80202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 362.00

B. Less payment made with SIPC-6 filed (**exclude interest**) (90.63)

7-2015
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 271.37

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 271.37

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 271.37

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Phillips Capital
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the ___ day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1-15 and ending 12-31-15

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 220391.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	74752.00
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	990.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	75742.00
2d. SIPC Net Operating Revenues	$ 144649.00
2e. General Assessment @ .0025	$ 362.00
	(to page 1, line 2.A.)